Exhibit 22.1

List of Subsidiary Guarantors and Issuers of Guaranteed Securities

As of the date of the registration statement of which this Exhibit 22.1 is a part, the following entities are guarantors of the 4.625% Senior Notes due 2027, the 4.000% Senior Notes due 2029 and the 4.375% Senior Notes due 2031, each issued by LPL Holdings, Inc., a subsidiary of LPL Financial Holdings Inc. In addition, the following entities, together with LPL Financial Holdings Inc., may guarantee the debt securities issued by LPL Holdings, Inc. pursuant to the registration statement of which this Exhibit 22.1 is a part:

Name of Subsidiary	Jurisdiction of Organization or Formation
LPL Capital Partners, Inc.	Delaware
LPL Insurance Associates, Inc.	Delaware